Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
June 18, 2024 and the Prospectus dated May 2, 2022
Registration No. 333-264613

W. P. CAREY INC.

Pricing Term Sheet

$400,000,000 5.375% Senior Notes due 2034

Issuer:	W. P. Carey Inc.
Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+
Security Type:	Senior Unsecured Notes
Pricing Date:	June 18, 2024
Settlement Date:	June 28, 2024 (T+7); Under Rule 15c6-1 under the Securities Exchange Act, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
Stated Maturity Date:	June 30, 2034
Interest Payment Dates:	June 30 and December 30, commencing December 30, 2024
Principal Amount:	$400,000,000
Benchmark Treasury:	UST 4.375% due May 15, 2034
Benchmark Treasury Price / Yield:	101-06 / 4.227%
Spread to Benchmark Treasury:	+130 bps
Yield to Maturity:	5.527%
Coupon:	5.375% per year
Public Offering Price:	98.843% of the principal amount
Optional Redemption: Make-Whole Call: Par Call:	Prior to March 30, 2034, at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 20 basis points On or after March 30, 2034
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	92936U AM1 / US92936UAM18
Joint Book-Running Managers: Senior Co-Managers: Co-Manager:	BofA Securities, Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
 U.S. Bancorp Investments, Inc.

 BNY Mellon Capital Markets, LLC
 BMO Capital Markets Corp.
 Mizuho Securities USA LLC
 SMBC Nikko Securities America, Inc.

Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the UK.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you make an investment decision, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the notes if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.